                              [netGuru letterhead]
                              --------------------





JULY 21, 2005

VIA DHL AND EDGAR CORRESPONDENCE
--------------------------------------


Mark P. Shuman
Branch Chief-Legal
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


           RE:      NETGURU, INC.
                    REGISTRATION STATEMENT ON FORM S-3 FILED MAY 13, 2005 FILE NO. 333-124920

                    FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 FORMS 8-K FILED DECEMBER 30, 2004
                    FILE NO. 0-28560
                    -----------------------------------------------------


Dear Mr. Shuman:

         This letter responds to your letter of comments dated June 10, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

         Enclosed are clean and marked versions to show changes reflected in our Amendment No. 1 to our registration statement on Form S-3 ("Form S-3/A"). We have Indicated below where disclosure in response to your comments has been included in the Form S-3/A or the reasons why we believe such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean version of the enclosed document.

General
-------

1. WE NOTE THAT YOUR AUDITED BALANCE SHEET AND AUDITED STATEMENTS OF INCOME AND CASH FLOW ARE AS OF AND FOR THE YEAR ENDED MARCH 31, 2004. PURSUANT TO ITEM 310(g) OF REGULATION S-B, YOUR REGISTRATION STATEMENT MUST INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT FISCAL YEAR. PLEASE REFILE YOUR REGISTRATION STATEMENT WITH APPROPRIATE FINANCIAL STATEMENTS AND REVISE YOUR DISCLOSURE AS NECESSARY.

Mark P. Shuman
July 21, 2005
Page 2


         The Form S-3/A has been updated throughout to include information from or relating to our audited financial statements for our most recent fiscal year, which ended March 31, 2005.

2. IN SECTION 3.2 IN EACH OF THE SECURITIES PURCHASE AGREEMENTS DATED DECEMBER 23, 2004 AND DECEMBER 4, 2003, REFERENCE IS MADE TO AN ESCROW AGREEMENT. PLEASE PROVIDE US COPIES OF THE AGREEMENTS AND IN YOUR RESPONSE LETTER EXPLAIN THE PURPOSE AND EFFECT OF SUCH AGREEMENTS. TELL US WHY THESE ESCROW AGREEMENTS WERE NOT FILED AS EXHIBITS TO THE FORM 8-K FILED DECEMBER 30, 2004 OR YOUR FORM S-3 FILED JANUARY 26, 2004, AS APPLICABLE. PROVIDE US WITH A COPY OF ANY OTHER AGREEMENTS BETWEEN NETGURU, LAURUS MASTER FUND AND ANY THIRD PARTIES CONCERNING THE NOTES AND WARRANTS SOLD ON DECEMBER 23, 2004 AND DECEMBER 4, 2003, THAT WERE NOT FILED WITH THE FORM 8-K OR FORM S-3, RESPECTIVELY. TELL US THE AMOUNT CONVEYED BY LAURUS MASTER FUND TO NETGURU IN PAYMENT FOR THE NOTES AND WHEN AND HOW THOSE FUNDS WERE TRANSFERRED. DESCRIBE THE FUNCTION OF THE ESCROW AGREEMENT, ESCROW AGENT OR OTHER PARTIES IN THIS PROCESS.

         We have enclosed copies of the escrow agreements that were referred to in the securities purchase agreements dated December 23, 2004 and December 4, 2003. Besides the escrow agreements, there are no other agreements with Laurus concerning the December 2003 and December 2004 private placements that were not filed as exhibits. The purpose and effect of the escrow agreements was to have a third-party act as escrow agent to collect the funds from Laurus Master Fund and to collect all necessary executed agreements from Laurus Master Fund and us prior to the release of funds and the exchange of the executed agreements pursuant to the securities purchase agreements. The escrow agent disbursed the funds as instructed by a disbursement letter, which included the disbursement of any fees in connection with the securities purchase agreements.

         We have also included for your review the disbursement letters dated December 23, 2004 and December 4, 2003 executed by both Laurus Master Fund and us for release of the funds from the escrow agent. These escrow agreements were not filed as exhibits to the Form 8-K filed December 30, 2004 or the Form S-3 filed January 26, 2004 as we did not consider them to be material agreements and the escrow terminated upon the closing of the two transactions.

         On December 4, 2003, Laurus Master Fund conveyed $500,000 for payment of the 2003 convertible note. Upon receipt of disbursement instructions from both Laurus Master Fund and us, the escrow agent disbursed the funds via wire transfer as follows: 1.) $484,500 to us; 2.) $10,000 to Laurus Capital Management, L.L.C. as closing fees; 3.) $5,000 to Laurus Capital Management, L.L.C. as reimbursement of legal fees and due diligence expenses; and 4.) $500 to Dechert LLP as an escrow agent fee.

Mark P. Shuman
July 21, 2005
Page 3


         On December 23, 2004, Laurus Master Fund conveyed $1,000,000 for payment of the 2004 convertible note. Upon receipt of disbursement instructions from both Laurus and us, the escrow agent disbursed the funds via wire transfer as follows: 1.) $989,500 to us; 2.) $5,000 to Laurus Capital Management, L.L.C. for management fees; 3.) $5,000 to Laurus Capital Management, L.L.C. for reimbursement of due diligence and documentation fees; and 4.) $500 to Loeb & Loeb, LLP as an escrow agent fee.

Selling Security Holders
------------------------

Selling Security Holders Table, p. 16
-------------------------------------

3. PLEASE DISCLOSE THE NATURAL PERSONS WHO EXERCISE THE VOTING AND/OR DISPOSITIVE POWERS WITH RESPECT TO THE SECURITIES TO BE OFFERED FOR RESALE BY YOUR SELLING SECURITYHOLDERS THAT DO NOT FILE PERIODIC REPORTS UNDER THE EXCHANGE ACT. WE NOTE THAT CERTAIN SELLING SECURITYHOLDERS, SUCH AS GRAL, DO NOT DISCLOSE THE INDIVIDUALS WHO EXERCISE THESE POWERS. PLEASE SEE INTERPRETATION I.60 OF OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS AND INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

         The footnotes to the selling security holder table at pages 17 and 18 of the Form S-3/A have been updated and revised to disclose the natural persons who exercise voting and/or dispositive power over shares held by each selling security holder.

4. PLEASE DISCLOSE WHETHER ANY SELLING SECURITYHOLDER IS A REGISTERED BROKER-DEALER. IF A SELLING SECURITYHOLDER IS A REGISTERED BROKER-DEALER, PLEASE IDENTIFY SUCH REGISTERED BROKER-DEALER AS AN UNDERWRITER IN YOUR DISCLOSURE, UNLESS THE SHARES WERE ACQUIRED AS TRANSACTION-BASED COMPENSATION FOR INVESTMENT-BANKING SERVICES. PROVIDE A DESCRIPTION OF THE INVESTMENT-BANKING SERVICES AND THE MANNER IN WHICH THE COMPENSATION FOR THE SERVICES WAS COMPUTED, AS APPLICABLE. WE NOTE THAT YOU HAVE IDENTIFIED THE SEIDLER COMPANIES AND FIRST MONTAUK SECURITIES AS REGISTERED BROKER-DEALERS.

         The descriptions under the heading "Other Selling Security Holders" at pages 26 and 27 of the Form S-3/A have been revised to provide the requested information. As we discussed with Mr. Daniel Lee, each of the registered broker-dealers acquired the securities it is offering as compensation for services based on their investment banking expertise, and therefore, none has been named an underwriter.

Mark P. Shuman
July 21, 2005
Page 4


5. PLEASE DISCLOSE WHETHER ANY SELLING SECURITYHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER. IF A SELLING SECURITYHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE EXPAND THE PROSPECTUS DISCLOSURE TO INDICATE WHETHER SUCH SELLING SECURITYHOLDER ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. ALSO INDICATE WHETHER AT THE TIME OF THE ACQUISITION SUCH SELLING SECURITYHOLDER HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

         The descriptions under the heading "Other Selling Security Holders" at pages 26 and 27 of the Form S-3/A have been revised to provide the requested information.

Private Placements Through which the Selling Security Holders...
----------------------------------------------------------------

Laurus Master Fund. Ltd. Strategic Financings. p. 19
----------------------------------------------------

6. PLEASE ADVISE US OF THE REASON FOR AMENDING AND RESTATING YOUR DECEMBER 2003 NOTE. TELL US THE NATURE OF THE CHANGES THAT AFFECTED THE ECONOMICS OF THE CREDITOR-DEBTOR RELATIONSHIP, IN ADDITION TO THE INCREASE IN THE MONTHLY PAYMENT AMOUNTS. FOR EXAMPLE, IF THE CONVERSION RIGHTS OF THE NOTEHOLDER WERE MODIFIED, PLEASE DESCRIBE THE CHANGE. IN YOUR RESPONSE LETTER, PLEASE DESCRIBE ALL SIGNIFICANT CHANGES TO THE NOTE WHEN IT WAS AMENDED AND RESTATED ON APRIL 27, 2004. PLEASE ADVISE WHETHER AND, IF SO, WHEN SHARES WERE ISSUED AND RESOLD PURSUANT TO THE PRIOR REGISTRATION STATEMENT.

         The Company amended and restated the December 2003 convertible note to reflect an additional $1,000,000 that the Company borrowed on April 27, 2004, which the Company used for working capital. The amount of monthly principal payment was increased from $30,000 to $50,000 and the terminal payment changed from $440,000 to $710,000. Also, the initial repayment date was changed from April 1, 2004 to August 1, 2004. These are the most significant changes and are described at page 23 of the Form S-3/A.

         A total of 368,462 shares were issued and resold pursuant to the prior registration statement: 200,000 shares were issued on April 5, 2004 and sold between April 19, 2004 and April 28, 2004; 80,000 shares were issued and sold on December 8, 2004 and 88,462 shares were issued and sold on December 27, 2004.

Other Selling Security Holders. p. 26
-------------------------------------

7. WE NOTE YOUR DISCLOSURE REGARDING THE ISSUANCE OF WARRANTS TO J.P. TURNER AND COMPANY, THE SEIDLER COMPANIES AND SILVERMAN HELLER ASSOCIATES AS PARTIAL CONSIDERATION FOR STRATEGIC INVESTOR RELATIONS' SERVICES. PLEASE ELABORATE TO DISCUSS HOW SUCH WARRANTS ONLY REPRESENTED PARTIAL CONSIDERATION FOR SUCH SERVICES.

Mark P. Shuman
July 21, 2005
Page 5


         The descriptions under the heading "Other Selling Security Holders" at pages 26 and 27 of the Form S-3/A have been revised to provide the requested information.

8. PLEASE PROVIDE ADDITIONAL CONTEXT IN YOUR DISCLOSURE FOR THE TRANSACTIONS IN WHICH YOUR SELLING SECURITYHOLDERS OBTAINED THEIR SECURITIES. FOR EXAMPLE, PLEASE ELABORATE ON THE SETTLEMENT AGREEMENT WITH GRAL AND THE FINANCING AGREEMENT WITH MR. KELLOGG AS WELL AS PROVIDE ADDITIONAL DETAIL ON THE SERVICES MR. NIWAYAMA AND CERTAIN OF YOUR OPTIONEES PROVIDED TO YOU.

         The descriptions under the heading "Other Selling Security Holders" at pages 26 and 27 of the Form S-3/A have been revised to provide the requested information.

Plan of Distribution
--------------------

9. WE NOTE YOUR REFERENCE TO AGREEMENTS BY CERTAIN SELLING SECURITYHOLDERS IN WHICH THEY HAVE AGREED TO CERTAIN RESTRICTIONS ON THEIR RESALE OF SHARES OF YOUR COMMON STOCK. PLEASE FILE SUCH AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

         The restriction on sale of shares of our common stock by J.P. Turner & Company, LLC is contained in paragraph no. 8 of the common stock purchase warrant that is listed as Exhibit 4.14 to the Form S-3/A and is incorporated by reference from exhibit 4.6 to the registration statement on Form S-3 (file no. 333-112181) that was filed with the SEC on January 26, 2004.

         The restriction on sale of shares of our common stock by The Seidler Companies, Incorporated is contained in paragraph no. 8 of the common stock purchase warrant that is listed as Exhibit 4.15 to the Form S-3/A and is incorporated by reference from exhibit 4.7 to the registration statement on Form S-3 (file no. 333-112181) that was filed with the SEC on January 26, 2004.

         The restriction on sale of shares of our common stock by Silverman Heller Associates is contained in paragraph no. 8 of the common stock purchase warrant that is listed as Exhibit 4.16 to the Form S-3/A and is incorporated by reference from exhibit 4.8 to the registration statement on Form S-3 (file no. 333-112181) that was filed with the SEC on January 26, 2004.

         The restriction on sale of shares of our common stock by Mr. Niwayama is contained in paragraph no. 2 of the stock compensation agreement that is listed as Exhibit 4.20 to the Form S-3/A and is incorporated by reference from exhibit 4.3 to the registration statement on Form S-3 (file no. 333-100651) that was filed with the SEC on October 21, 2002.

Mark P. Shuman
July 21, 2005
Page 6


Item 16. Exhibits
-----------------

10. PURSUANT TO ITEM 601(B) OF REGULATION S-K, PLEASE ENSURE THAT YOU HAVE FILED ALL NECESSARY EXHIBITS IN THIS REGISTRATION STATEMENT INCLUDING OPINIONS AND MATERIAL AGREEMENTS, SUCH AS OUTSTANDING WARRANTS AND AGREEMENTS REMAINING TO BE PERFORMED AT OR AFTER THE FILING OF YOUR REGISTRATION STATEMENT, E.G., AGREEMENTS WITH CONTINUING REGISTRATION RIGHTS. PLEASE NOTE THAT RULE 429(B) UNDER THE SECURITIES ACT STATES THAT THIS REGISTRATION STATEMENT SHALL ACT AS A POST EFFECTIVE AMENDMENT TO THE PRIOR REGISTRATION STATEMENTS WHOSE PROSPECTUSES HAVE BEEN COMBINED IN THIS REGISTRATION STATEMENT. AS A RESULT, ALL NECESSARY EXHIBITS RELATING TO SHARES REGISTERED IN PRIOR REGISTRATION STATEMENTS SHOULD BE REFERENCED IN THE EXHIBIT INDEX AND INCORPORATED BY REFERENCE FROM THE PRIOR FILING, OR SHOULD BE FILED WITH THIS REGISTRATION STATEMENT.

         The exhibit index contained at pages II-2 to II-4 of the Form S-3/A has been revised to list all necessary exhibits relating to shares registered in the current and prior registration statements. Pursuant to the request of Mr. Daniel Lee, the new legal opinion attached as
         Exhibit 5.1 covers the 3,845,078 shares being newly registered on this Form S-3 and the 2,127,787 shares being carried forward from Registration Statement No. 333-112181 with regard to the December 2003 convertible note.


         We trust the foregoing is responsive to your comments. If I may be of further assistance, please call me at (714) 974-2500.

                                        Sincerely yours,


                                        NETGURU, INC.

                                        /s/ Bruce Nelson
                                        ----------------------------
                                        Bruce Nelson,
                                        Chief Financial Officer

Enclosures

cc:   Mr. Daniel Lee (w/enclosures)
      Gregg Amber, Esq. (w/enclosures)
      Cristy Parker, Esq. (w/enclosures)
      Nimish Patel, Esq. (w/enclosures)

Mark P. Shuman
July 21, 2005
Page 7


Pursuant to response number two, the following documents have been attached:

         1. Escrow agreement that was referred to in the securities purchase agreement dated December 4, 2003

         2. Escrow agreement that was referred to in the securities purchase agreement dated December 23, 2004.

         3.       Disbursement letter dated December 4, 2003

         4.       Disbursement letter dated December 23, 2004

         5.       Disbursement letter dated April 27, 2004

                             FUNDS ESCROW AGREEMENT


         This Agreement is dated as of the 4th day of December, 2003 among netGuru, Inc., a Delaware corporation (the "Company"), Laurus Master Fund, Ltd. (the "Purchaser"), and Dechert LLP (the "Escrow Agent"):

                              W I T N E S S E T H:

         WHEREAS, the Company and the Purchaser have entered into a Securitities Purchase Agreement for the sale by the Company to the Purchaser of a convertible note in the aggregate principal amount and in the denomination set forth on Schedule A hereto; and

         WHEREAS, the parties hereto require the Company to deliver the Note against payment therefor, with the Note and payment to be delivered to the Escrow Agent to be held in escrow and released by the Escrow Agent in accordance with the terms and conditions of this Agreement; and

         WHEREAS, the Escrow Agent is willing to serve as escrow agent pursuant to the terms and conditions of this Agreement;

         NOW THEREFORE, the parties agree as follows:

                                    ARTICLE I

                                 INTERPRETATION

         1.1. Definitions. Whenever used in this Agreement, the following terms shall have the meanings set forth below. Terms not otherwise defined herein shall have the meaning set forth in the Purchase Agreement.

                  (a) "Agreement" means this Agreement and all amendments made hereto and thereto by written agreement between the parties.

                  (b) "Company Documents" means the Purchase Agreement, Note, Registration Rights Agreement, Security Agreement, Legal Opinion, and Closing Payment.

                  (c) "Escrowed Payment" means $500,000.

                  (d) "Closing Payment " means the fees to be paid to the Laurus Capital Management LLC as described in Section 2 (b) of the Purchase Agreement and set forth on Schedule A thereto.

                  (e) "Legal Opinion" means the original signed legal opinion of Richardson & Patel, LLP, counsel to Company.

                  (f) "Note" means the convertible note of the Company issued to the Purchaser in the amount of $1,400,000 in the form of Exhibit A annexed to the Purchase Agreement.

                  (g) "Purchase Agreement" means the Securities Purchase Agreement to be entered into by the parties hereto with reference to the Note and the exhibits thereto.

                  (h) "Purchaser Documents" means the Escrowed Payment, Purchase Agreement, and the Cancelled Note.

                  (i) "Registration Rights Agreement" means that certain registration rights agreement dated as of the date hereof between the Purchaser and the Company.

                  (j) "Security Agreement" means that certain security agreement dated as of the date hereof between the Purchaser and the Company.

                  (k) "Cancelled Note" means that certain promissory note of the Company in favor of the Purchaser in the original principal amount of $4,000,000, which such note will be marked "cancelled" and returned to the Company.

         1.2. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters contained herein and pertaining to the Company Documents and Purchaser Documents and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written. There are no warranties, representations and other agreements made by the parties in connection with the subject matter hereof except as specifically set forth in this Agreement.

         1.3. Extended Meanings. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders. The word "person" includes an individual, body corporate, partnership, trustee or trust or unincorporated association, executor, administrator or legal representative.

         1.4. Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by all parties, or, in the case of a waiver, by the party waiving compliance. Except as expressly stated herein, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or future exercise of any other right, power or privilege hereunder.

         1.5. Headings. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

         1.6. Law Governing this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. Both parties and the individuals executing this Agreement and other agreements on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

         1.7. Specific Enforcement, Consent to Jurisdiction. The Company and Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injuction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity. Subject to Section
1.6 hereof, each of the Company and Purchaser hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

                  1.8. Construction. Each pary acknowledges that its legal counsel participated in the preparation of this Agreement and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.

                                   ARTICLE II

                         DELIVERIES TO THE ESCROW AGENT

         2.1. Delivery of Company Documents to Escrow Agent. On or about the date hereof, the Company shall deliver to the Escrow Agent the Company Documents.

         2.2 Delivery of Purchaser Documents to Escrow Agent. On or about the date hereof, the Purchaser shall deliver to the Escrow Agent the Purchaser Documents.

         2.3. Intention to Create Escrow Over Company Documents and Purchaser Documents. The Purchaser and Company intend that the Company Documents and Purchaser Documents shall be held in escrow by the Escrow Agent pursuant to this Agreement for their benefit as set forth herein.

         2.4. Escrow Agent to Deliver Company Documents and Purchaser Documents. The Escrow Agent shall hold and release the Company Documents and Purchaser Documents only in accordance with the terms and conditions of this Agreement.

                                   ARTICLE III

              RELEASE OF COMPANY DOCUMENTS AND PURCHASER DOCUMENTS

         3.1. Release of Escrow. Subject to the provisions of Section 4.2, the Escrow Agent shall release the Company Documents and Purchaser Documents as follows:

                  (a) Upon receipt by the Escrow Agent of the Company Documents and the corresponding Purchaser Documents, the Escrow Agent will simultaneously release the Company Documents to the Purchaser and Warrant Recipients and release the corresponding Purchaser Documents to the Company except that (i) the Fund Manager's Fee will be delivered to the fund manager; and (ii) the legal fees for counsel to the Purchaser shall be paid pursuant to Section 2(b) of the Purchase Agreement.. At the request of the Escrow Agent, the Company will provide written facsimile or original instructions to the Escrow Agent as to the disposition of all funds releasable to the Company.

                  (b) Upon receipt by the Escrow Agent of joint written instructions ("Joint Instructions") signed by the Company and the Purchaser, it shall deliver the Company Documents and Purchaser Documents in accordance with the terms of the Joint Instructions.

                  (c) Upon receipt by the Escrow Agent of a final and non-appealable judgment, order, decree or award of a court of competent jurisdiction (a "Court Order"), the Escrow Agent shall deliver the Company Documents and Purchaser Documents in accordance with the Court Order. Any Court Order shall be accompanied by an opinion of counsel for the party presenting the Court Order to the Escrow Agent (which opinion shall be satisfactory to the Escrow Agent) to the effect that the court issuing the Court Order has competent jurisdiction and that the Court Order is final and non-appealable.

         3.2. Acknowledgement of Company and Purchaser; Disputes. The Company and the Purchaser acknowledge that the only terms and conditions upon which the Company Documents and Purchaser Documents are to be released are set forth in Sections 3 and 4 of this Agreement. The Company and the Purchaser reaffirm their agreement to abide by the terms and conditions of this Agreement with respect to the release of the Company Documents and Purchaser Documents. Any dispute with respect to the release of the Company Documents and Purchaser Documents shall be resolved pursuant to Section 4.2 or by agreement between the Company and Purchaser.

                                   ARTICLE IV

                           CONCERNING THE ESCROW AGENT

         4.1. Duties and Responsibilities of the Escrow Agent. The Escrow Agent's duties and responsibilities shall be subject to the following terms and conditions:

                  (a) The Purchaser and Company acknowledge and agree that the Escrow Agent (i) shall not be responsible for or bound by, and shall not be required to inquire into whether either the Purchaser or Company is entitled to receipt of the Company Documents and Purchaser Documents pursuant to, any other agreement or otherwise; (ii) shall be obligated only for the performance of such duties as are specifically assumed by the Escrow Agent pursuant to this Agreement; (iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by the Escrow Agent in good faith to be genuine and to have been signed or presented by the proper person or party, without being required to determine the authenticity or correctness of any fact stated therein or the propriety or validity or the service thereof;
(iv) may assume that any person purporting to give notice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so; (v) shall not be responsible for the identity, authority or rights of any person, firm or corporation executing or delivering or purporting to execute or deliver this Escrow Agreement or any document deposited hereunder or any endorsement thereon or assignment thereof; (vi) shall not be under any duty to give the property held by Escrow Agent hereunder any greater degree of care than Escrow Agent gives its own similar property; and (vi) may consult counsel satisfactory to Escrow Agent, the opinion of such counsel to be full and complete authorization and protection in respect of any action taken, suffered or omitted by Escrow Agent hereunder in good faith and in accordance with the opinion of such counsel.

                  (b) The Purchaser and Company acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and that the Escrow Agent shall not be liable for any action taken by Escrow Agent in good faith and believed by Escrow Agent to be authorized or within the rights or powers conferred upon Escrow Agent by this Agreement. The Purchaser and Company, jointly and severally, agree to indemnify and hold harmless the Escrow Agent and any of Escrow Agent's partners, employees, agents and representatives for any action taken or omitted to be taken by Escrow Agent or any of them hereunder, including the fees of outside counsel and other costs and expenses of defending itself against any claim or liability under this Agreement, except in the case of gross negligence or willful misconduct on Escrow Agent's part committed in its capacity as Escrow Agent under this Agreement. The Escrow Agent shall owe a duty only to the Purchaser and Company under this Agreement and to no other person.

                  (c) The Purchaser and Company jointly and severally agree to reimburse the Escrow Agent for its reasonable out-of-pocket expenses (including counsel fees) incurred in connection with the performance of its duties and responsibilities hereunder.

                  (d) The Escrow Agent may at any time resign as Escrow Agent hereunder by giving five (5) days prior written notice of resignation to the Purchaser and the Company. Prior to the effective date of the resignation as specified in such notice, the Purchaser and Company will issue to the Escrow Agent a Joint Instruction authorizing delivery of the Company Documents and Purchaser Documents to a substitute Escrow Agent selected by the Purchaser and Company. If no successor Escrow Agent is named by the Purchaser and Company, the Escrow Agent may apply to a court of competent jurisdiction in the State of New York for appointment of a successor Escrow Agent, and to deposit the Company Documents and Purchaser Documents with the clerk of any such court.

                  (e) The Escrow Agent does not have and will not have any interest in the Company Documents and Purchaser Documents, but is serving only as escrow agent, having only possession thereof.

                  (f) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith, and in accordnace with advice of counsel (which counsel may be of the Escrow Agent's own choosing), and shall not be liable for any mistake of fact or error of judgement or for any acts or omissions of any kind except for its own willful misconduct or gross negligence.

                  (g) This Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent thereto and no implied duties or obligations shall be read into this Agreement.

                  (h) The Escrow Agent shall be permitted to act as counsel for the Purchaser or the Company, as the case may be, in any dispute as to the disposition of the Company Documents and Purchaser Documents, in any other dispute between the Purchaser and Company, whether or not the Escrow Agent is then holding the Company Documents and Purchaser Documents and continues to act as the Escrow Agent hereunder.

                  (i) The provisions of this Section 4.1 shall survive the resignation of the Escrow Agent or the termination of this Agreement.

         4.2. Dispute Resolution: Judgments. Resolution of disputes arising under this Agreement shall be subject to the following terms and conditions:

                  (a) If any dispute shall arise with respect to the delivery, ownership, right of possession or disposition of the Company Documents and Purchaser Documents, or if the Escrow Agent shall in good faith be uncertain as to its duties or rights hereunder, the Escrow Agent shall be authorized, without liability to anyone, to (i) refrain from taking any action other than to continue to hold the Company Documents and Purchaser Documents pending receipt of a Joint Instruction from the Purchaser and Company, or (ii) deposit the Company Documents and Purchaser Documents with any court of competent jurisdiction in the State of New York, in which event the Escrow Agent shall give written notice thereof to the Purchaser and the Company and shall thereupon be relieved and discharged from all further obligations pursuant to this Agreement. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceedings which relate to the Company Documents and Purchaser Documents. The Escrow Agent shall have the right to retain counsel if it becomes involved in any disagreement, dispute or litigation on account of this Agreement or otherwise determines that it is necessary to consult counsel.

                  (b) The Escrow Agent is hereby expressly authorized to comply with and obey any Court Order. In case the Escrow Agent obeys or complies with a Court Order, the Escrow Agent shall not be liable to the Purchaser and Company or to any other person, firm, corporation or entity by reason of such compliance.

                                    ARTICLE V

                                 GENERAL MATTERS

         5.1. Termination. This escrow shall terminate upon the release of all of the Company Documents and Purchaser Documents or at any time upon the agreement in writing of the Purchaser and Company.

         5.2. Notices. All notices, request, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given one (1) day after being sent by telecopy (with copy delivered by overnight courier, regular or certified mail):

(a) If to the Company, to:

netGuru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, CA 92887
Fax:  (714) 921-0683

With a copy to:

Nimish P. Patel, Esq.
Richardson & Patel
10900 Wilshire Boulevard
Los Angeles, CA 90024
Fax:  (310) 208-1154

(b) If to the Purchaser, to:

LAURUS MASTER FUND, LTD.
c/o Ironshore Corporate Services Ltd.
P.O. Box 1234 G.T., Queensgate House, South Church Street
Grand Cayman, Cayman Islands
Fax: 345-949-9877

(c) If to the Escrow Agent, to:

Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
Fax: (212) 698-3599
Attention: George Mazin, Esq.

or to such other address as any of them shall give to the others by notice made pursuant to this Section 5.2.

         5.3. Interest. The Escrowed Payment shall not be held in an interest bearing account nor will interest be payable in connection therewith.

         5.4. Assignment; Binding Agreement. Neither this Agreement nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns.

         5.5. Invalidity. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

         Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission.

         5.7. Agreement. Each of the undersigned states that he has read the foregoing Funds Escrow Agreement and understands and agrees to it.

                                    NETGURU, INC.
                                    the "Company"

                                           /S/ SANTANU K. DAS
                                    By:___________________________________
                                    Name:  Santanu K. Das
                                    Title: Chief Operating Officer and Director

                                    PURCHASER:

                                    LAURUS MASTER FUND, LTD.


                                    By:    /S/ ILLEGIBLE
                                     --------------------------------------
                                    Name:
                                    Title:


                                    ESCROW AGENT:

                                    DECHERT, LLP


                                    By:    /S/ ILLEGIBLE
                                     --------------------------------------
                                    Name:
                                    Title:

                      SCHEDULE A TO FUNDS ESCROW AGREEMENT


----------------------------------------- --------------------------------------
PURCHASER                                 PRINCIPAL NOTE AMOUNT
----------------------------------------- --------------------------------------
LAURUS MASTER FUND, LTD.,                 $1,400,000
c/o Ironshore Corporate Services Ltd.,
P.O. Box 1234 G.T., Queensgate House,
South Church Street, Grand Cayman,
Cayman Islands
Fax: 345-949-9877
----------------------------------------- --------------------------------------
TOTAL                                     $1,400,000
----------------------------------------- --------------------------------------


----------------------------------------- --------------------------------------
FUND MANAGER                              CLOSING FEE
----------------------------------------- --------------------------------------
LAURUS CAPITAL MANAGEMENT, L.L.C.         Closing Fee payable to Laurus Capital
825 Third Avenue,14th Floor               Management, L.L.C. , the manager of
New York, New York 10019                  the Purchaser.
Fax: 212-541-4434
----------------------------------------- --------------------------------------
                                          $10,000
----------------------------------------- --------------------------------------

                             FUNDS ESCROW AGREEMENT


         This Agreement (this "Agreement") is dated as of the 23rd the day of December, 2004 among netGuru, a Delaware corporation (the "COMPANY"), Laurus Master Fund, Ltd. (the "PURCHASER"), and Loeb & Loeb LLP (the "ESCROW AGENT"):

                              W I T N E S S E T H:
                               - - - - - - - - - -

         WHEREAS, the Purchaser has advised the Escrow Agent that (a) the Company and the Purchaser have entered into a Securities Purchase Agreement (the "PURCHASE AGREEMENT") for the sale by the Company to the Purchaser of a secured convertible term note (the "TERM NOTE"), (b) the Company has issued to the Purchaser a common stock purchase warrant (the "TERM NOTE WARRANT") in connection with the issuance of the Term Note, and (c) the Company and the Purchaser have entered into a Registration Rights Agreement covering the registration of the Company's common stock underlying the Term Note and the Term Note Warrant (the "TERM NOTE REGISTRATION RIGHTS AGREEMENT");

         WHEREAS, the Company and the Purchaser wish the Purchaser to deliver to the Escrow Agent copies of the Documents (as hereafter defined) and the Escrowed Payment (as hereafter defined) to be held and released by Escrow Agent in accordance with the terms and conditions of this Agreement; and

         WHEREAS, the Escrow Agent is willing to serve as escrow agent pursuant to the terms and conditions of this Agreement;

         NOW THEREFORE, the parties agree as follows:

                                   ARTICLE I

                                 INTERPRETATION

         1.1. Definitions. Whenever used in this Agreement, the following terms shall have the meanings set forth below.

                  (a) "Agreement" means this Agreement, as amended, modified and/or supplemented from time to time by written agreement among the parties hereto.

                  (b) "Closing Payment" means the closing payment to be paid to Laurus Capital Management, LLC, the fund manager, as set forth on Schedule A hereto.

                  (c) "Disbursement Letter" means that certain letter delivered to the Escrow Agent by each of the Purchaser and the Company setting forth wire instructions and amounts to be funded at the Closing.

                  (d) "Documents" means copies of the Disbursement Letter, the Purchase Agreement, the Term Note, the Term Note Warrant, and the Term Note Registration Rights Agreement.

                  (e) "Escrowed Payment" means $1,000,000.


         1.2. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters contained herein and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written. There are no warranties, representations and other agreements made by the parties in connection with the subject matter hereof except as specifically set forth in this Agreement.

         1.3. Extended Meanings. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders. The word "person" includes an individual, body corporate, partnership, trustee or trust or unincorporated association, executor, administrator or legal representative.

         1.4. Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, in each case only by a written instrument signed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. Except as expressly stated herein, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or future exercise of any other right, power or privilege hereunder.

         1.5. Headings. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

         1.6. Law Governing this Agreement; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. With respect to any suit, action or proceeding relating to this Agreement or to the transactions contemplated hereby ("Proceedings"), each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the County of New York, State of New York and the United States District court located in the county of New York in the State of New York. Each party hereto hereby irrevocably and unconditionally (a) waives trial by jury in any Proceeding relating to this Agreement and for any related counterclaim and (b) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have jurisdiction over such party. As between the Company and the Purchaser, the prevailing party shall be entitled to recover from the other party its reasonable attorneys' fees and costs. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, then the remainder of this Agreement shall not be affected and shall remain in full force and effect.

         1.7. Construction. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.

                                   ARTICLE II

                APPOINTMENT OF AND DELIVERIES TO THE ESCROW AGENT

         2.1. Appointment. The Company and the Purchaser hereby irrevocably designate and appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent by its execution and delivery of this Agreement hereby accepts such appointment under the terms and conditions set forth herein.

         2.2. Copies of Documents to Escrow Agent. On or about the date hereof, the Purchaser shall deliver to the Escrow Agent copies of the Documents executed by the Company to the extent it is a party thereto.

         2.3. Delivery of Escrowed Payment to Escrow Agent. On or about the date hereof, the Purchaser shall deliver to the Escrow Agent the Escrowed Payment.

         2.4. Intention to Create Escrow Over the Escrowed Payment. The Purchaser and the Company intend that the Escrowed Payment shall be held in escrow by the Escrow Agent and released from escrow by the Escrow Agent only in accordance with the terms and conditions of this Agreement.

                                  ARTICLE III

                                RELEASE OF ESCROW

         3.1. Release of Escrow. Subject to the provisions of Section 4.2, the Escrow Agent shall release the Escrowed Payment from escrow as follows:

                  (a) Promptly following receipt by the Escrow Agent of (i) copies of the fully executed Documents and this Agreement, (ii) the Escrowed Payment in immediately available funds (iii) joint written instructions ("JOINT INSTRUCTIONS") executed by the Company and the Purchaser setting forth the payment direction instructions with respect to the Escrowed Payment and (iv) Escrow Agent's verbal instructions from David Grin and/or Eugene Grin (each of whom is a director of the Purchaser) indicating that all closing conditions relating to the Documents have been satisfied and directing that the Escrowed Payment be disbursed by the Escrow Agent in accordance with the Joint Instructions, then the Escrowed Payment shall be deemed released from escrow and shall be promptly disbursed in accordance with the Joint Instructions. The Joint

Instructions shall include, without limitation, Escrow Agent's authorization to retain from the Escrowed Payment Escrow Agent's fee for acting as Escrow Agent hereunder and the Closing Payment for delivery to Laurus Capital Management, LLC in accordance with the Joint Instructions.

                  (b) Upon receipt by the Escrow Agent of a final and non-appealable judgment, order, decree or award of a court of competent jurisdiction (a "COURT ORDER") relating to the Escrowed Payment, the Escrow Agent shall remit the Escrowed Payment in accordance with the Court Order. Any Court Order shall be accompanied by an opinion of counsel for the party presenting the Court Order to the Escrow Agent (which opinion shall be satisfactory to the Escrow Agent) to the effect that the court issuing the Court Order is a court of competent jurisdiction and that the Court Order is final and non-appealable.

         3.2. Acknowledgement of Company and Purchaser; Disputes. The Company and the Purchaser acknowledge that the only terms and conditions upon which the Escrowed Payment are to be released from escrow are as set forth in Sections 3 and 4 of this Agreement. The Company and the Purchaser reaffirm their agreement to abide by the terms and conditions of this Agreement with respect to the release of the Escrowed Payment. Any dispute with respect to the release of the Escrowed Payment shall be resolved pursuant to Section 4.2 or by written agreement between the Company and Purchaser.

                                   ARTICLE IV

                           CONCERNING THE ESCROW AGENT

         4.1. Duties and Responsibilities of the Escrow Agent. The Escrow Agent's duties and responsibilities shall be subject to the following terms and conditions:

                  (a) The Purchaser and the Company acknowledge and agree that the Escrow Agent (i) shall not be required to inquire into whether the Purchaser, the Company or any other party is entitled to receipt of any Document or all or any portion of the Escrowed Payment; (ii) shall not be called upon to construe or review any Document or any other document, instrument or agreement entered into in connection therewith; (iii) shall be obligated only for the performance of such duties as are specifically assumed by the Escrow Agent pursuant to this Agreement; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by the Escrow Agent in good faith to be genuine and to have been signed or presented by the proper person or party, without being required to determine the authenticity or correctness of any fact stated therein or the propriety or validity or the service thereof; (v) may assume that any person purporting to give notice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so; (vi) shall not be responsible for the identity, authority or rights of any person, firm or company executing or delivering or purporting to execute or deliver this Agreement or any Document or any funds deposited hereunder or any endorsement thereon or assignment thereof;

(vii) shall not be under any duty to give the property held by Escrow Agent hereunder any greater degree of care than Escrow Agent gives its own similar property; and (viii) may consult counsel satisfactory to Escrow Agent (including, without limitation, Loeb & Loeb, LLP or such other counsel of Escrow Agent's choosing), the opinion of such counsel to be full and complete authorization and protection in respect of any action taken, suffered or omitted by Escrow Agent hereunder in good faith and in accordance with the opinion of such counsel.

                  (b) The Purchaser and the Company acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and that the Escrow Agent shall not be liable for any action taken by Escrow Agent in good faith and believed by Escrow Agent to be authorized or within the rights or powers conferred upon Escrow Agent by this Agreement. The Purchaser and the Company hereby, jointly and severally, indemnify and hold harmless the Escrow Agent and any of Escrow Agent's partners, employees, agents and representatives from and against any and all actions taken or omitted to be taken by Escrow Agent or any of them hereunder and any and all claims, losses, liabilities, costs, damages and expenses suffered and/or incurred by the Escrow Agent arising in any manner whatsoever out of the transactions contemplated by this Agreement and/or any transaction related in any way hereto, including the fees of outside counsel and other costs and expenses of defending itself against any claims, losses, liabilities, costs, damages and expenses arising in any manner whatsoever out the transactions contemplated by this Agreement and/or any transaction related in any way hereto, except for such claims, losses, liabilities, costs, damages and expenses incurred by reason of the Escrow Agent's gross negligence or willful misconduct. The Escrow Agent shall owe a duty only to the Purchaser and Company under this Agreement and to no other person.

                  (c) The Purchaser and the Company shall jointly and severally reimburse the Escrow Agent for its reasonable out-of-pocket expenses (including counsel fees (which counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent's choosing) incurred in connection with the performance of its duties and responsibilities hereunder, which shall not (subject to Section 4.1(b)) exceed $1,500.

                  (d) The Escrow Agent may at any time resign as Escrow Agent hereunder by giving five (5) business days prior written notice of resignation to the Purchaser and the Company. Prior to the effective date of resignation as specified in such notice, the Purchaser and Company will issue to the Escrow Agent a Joint Instruction authorizing delivery of the Documents and the Escrowed Payment to a substitute Escrow Agent selected by the Purchaser and the Company. If no successor Escrow Agent is named by the Purchaser and the Company, the Escrow Agent may apply to a court of competent jurisdiction in the State of New York for appointment of a successor Escrow Agent, and deposit the Documents and the Escrowed Payment with the clerk of any such court and/or otherwise commence an interpleader or similar action for a determination of where to deposit the same.

                  (e) The Escrow Agent does not have and will not have any interest in the Documents and the Escrowed Payment, but is serving only as escrow agent, having only possession thereof.

                  (f) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith, and in accordance with advice of counsel (which counsel may be Loeb & Loeb, LLP or such other counsel of the Escrow Agent's choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind except to the extent any such liability arose from its own willful misconduct or gross negligence.

                  (g) This Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent thereto and no implied duties or obligations shall be read into this Agreement.

                  (h) The Escrow Agent shall be permitted to act as counsel for the Purchaser or the Company, as the case may be, in any dispute as to the disposition of the Documents and the Escrowed Payment, in any other dispute between the Purchaser and the Company, whether or not the Escrow Agent is then holding the Documents and/or the Escrowed Payment and continues to act as the Escrow Agent hereunder.

                  (i) The provisions of this Section 4.1 shall survive the resignation of the Escrow Agent or the termination of this Agreement.

         4.2. Dispute Resolution; Judgments. Resolution of disputes arising under this Agreement shall be subject to the following terms and conditions:

                  (a) If any dispute shall arise with respect to the delivery, ownership, right of possession or disposition of the Documents and/or the Escrowed Payment, or if the Escrow Agent shall in good faith be uncertain as to its duties or rights hereunder, the Escrow Agent shall be authorized, without liability to anyone, to (i) refrain from taking any action other than to continue to hold the Documents and the Escrowed Payment pending receipt of a Joint Instruction from the Purchaser and Company, (ii) commence an interpleader or similar action, suit or proceeding for the resolution of any such dispute; and/or (iii) deposit the Documents and the Escrowed Payment with any court of competent jurisdiction in the State of New York, in which event the Escrow Agent shall give written notice thereof to the Purchaser and the Company and shall thereupon be relieved and discharged from all further obligations pursuant to this Agreement. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceedings which relate to the Documents and the Escrowed Payment. The Escrow Agent shall have the right to retain counsel if it becomes involved in any disagreement, dispute or litigation on account of this Agreement or otherwise determines that it is necessary to consult counsel which such counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent's choosing.

                  (b) The Escrow Agent is hereby expressly authorized to comply with and obey any Court Order. In case the Escrow Agent obeys or complies with a Court Order, the Escrow Agent shall not be liable to the Purchaser and Company or to any other person, firm, company or entity by reason of such compliance.

                                   ARTICLE V

                                 GENERAL MATTERS

         5.1. Termination. This escrow shall terminate upon disbursement of the Escrowed Payment in accordance with the terms of this Agreement or earlier upon the agreement in writing of the Purchaser and Company or resignation of the Escrow Agent in accordance with the terms hereof.

         5.2. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given one (1) day after being sent by telecopy (with copy delivered by overnight courier, regular or certified mail):

                  If to the Company, to:     NETGURU
                                             22700 Savi Ranch Parkway
                                             Yorba Linda, CA 92887

                                             Facsimile: (714) 974-4771

                         With a copy to:     Richardson and Patel, LLP
                                             10100 Wilshire Blvd., Suite 500
                                             Los Angeles, California 90024
                                             Fax:  (310) 208-1154

                                             Attention:  Nimish Patel, Esq.


(b) If to the Purchaser, to:

                   LAURUS MASTER FUND, LTD.
                   M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, Fax: 345-949-8080

(c) If to the Escrow Agent, to:

                   Loeb & Loeb LLP
                   345 Park Avenue
                   New York, New York 10154
                   Fax:  (212) 407-4990
                   Attention:  Scott J. Giordano, Esq.

or to such other address as any of them shall give to the others by notice made pursuant to this Section 5.2.

         5.3. Interest. The Escrowed Payment shall not be held in an interest bearing account nor will interest be payable in connection therewith.

         5.4. Assignment; Binding Agreement. Neither this Agreement nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns.

         5.5. Invalidity. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law. 5.6. Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. This Agreement may be executed by facsimile transmission.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                    COMPANY:

                                    NETGURU, INC.


                                    By:    /S/ AMRIT K. DAS
                                      -----------------------------------
                                    Name:  Amrit K. Das
                                    Title: Chief Executive Officer

                                    PURCHASER:

                                    LAURUS MASTER FUND, LTD.


                                    By:   /S/ EUGENE GRIN
                                      ------------------------------------
                                    Name:  Eugene Grin
                                    Title: Director


                                    ESCROW AGENT:

                                    LOEB & LOEB LLP

                                    By:    /S/ SCOTT GIORDANO
                                        --------------------------------------
                                    Name: Scott Giordano
                                    Title: Partner

                                         SCHEDULE A TO FUNDS ESCROW AGREEMENT
                                         ------------------------------------


--------------------------------------------------------------- ------------------------------------------------------
PURCHASER                                                       PRINCIPAL NOTE AMOUNT
--------------------------------------------------------------- ------------------------------------------------------
LAURUS MASTER FUND, LTD.,                                       Term Note in an aggregate principal amount of
M&C Corporate Services Limited, P.O. Box 309 GT, Ugland         $1,000,000
House, South Church Street, George Town, Grand Cayman,
Cayman Islands, Fax: 345-949-8080
--------------------------------------------------------------- ------------------------------------------------------
TOTAL                                                           $1,000,000
--------------------------------------------------------------- ------------------------------------------------------


--------------------------------------------------------------- ------------------------------------------------------
FUND MANAGER                                                    CLOSING PAYMENT
--------------------------------------------------------------- ------------------------------------------------------
LAURUS CAPITAL MANAGEMENT, L.L.C.                               Closing payment payable in connection with
825 Third Avenue, 14th Floor                                    investment by Laurus Master Fund, Ltd. for which
New York, New York 10022                                        Laurus Capital Management, L.L.C. is the Manager.
Fax: 212-541-4434
--------------------------------------------------------------- ------------------------------------------------------
TOTAL                                                           $10,000
--------------------------------------------------------------- ------------------------------------------------------


WARRANTS

--------------------------------------------------------------- ------------------------------------------------------
WARRANT RECIPIENT                                               WARRANTS IN CONNECTION WITH OFFERING
--------------------------------------------------------------- ------------------------------------------------------
LAURUS MASTER FUND, LTD.                                        Term Note Warrant exercisable into 130,000 shares of
M&C Corporate Services Limited, P.O. Box 309 GT,                common stock of the Company issuable in connection
Ugland House, South Church Street, George Town,                 with the Term Note.
Grand Cayman, Cayman Islands, Fax: 345-949-8080
Fax: 345-949-9877
--------------------------------------------------------------- ------------------------------------------------------
TOTAL                                                           WARRANTS  EXERCISABLE  INTO 130,000  SHARES OF
                                                                COMMON STOCK OF THE COMPANY
--------------------------------------------------------------- ------------------------------------------------------

                                  NETGURU, INC.
                            22700 SAVI RANCH PARKWAY
                          YORBA LINDA, CALIFORNIA 92887

                                                     December 4, 2003

George J. Mazin, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112


                           RE:      netGuru, Inc. - Escrow Release
                                    Gross Escrow Deposit: $500,000

Dear Mr. Mazin:

         These instructions are given to you pursuant to a Funds Escrow Agreement among netGuru, Inc. (together, the "Company"), Laurus Master Fund, Ltd., and Dechert LLP as Escrow Agent. Subject to the terms set forth below, you are instructed to release all Company Documents and Purchaser's Documents (as defined in the Funds Escrow Agreement) and disburse or allocate $500,000 of the investor's funds received by you to and on the Company's behalf as follows:

         1. $484,500 - to the Company pursuant to the following wire instructions:

                Beneficiary              netGuru, Inc.
                Beneficiary Bank         Comerica Bank, California
                Address:                 500 North State College Blvd, Suite 570
                                         Orange, CA 92868-1607
                Type of account          Main - Business checking
                Account number           1891473132
                Transit/Routing Number:  122201444
                SWIFT Code               MNBDUS33


         2. $10,000 - Laurus Capital Management, L.L.C. (closing fees; to be held in escrow)


         4. $5,000 - Laurus Capital Management, L.L.C. (reimbursement of legal fees and due diligence expenses - to be held in escrow)


         5. $500 - Dechert LLP (escrow agent fee)

         The Closing Date will be deemed to be the date instructions are given by you to your bank to wire transfer $484,500 to the Company's account described above.


                                            Very truly yours,

                                            NETGURU, INC.


                                            By:   /S/ SANTANU K. DAS
                                            ----------------------------------


Accepted and Agreed:

Laurus Master Fund, Ltd.


By:  /S/ ILLEGIBLE
   --------------------------------------

                                  NETGURU, INC.
                            22700 SAVI RANCH PARKWAY
                          YORBA LINDA, CALIFORNIA 92887

                                                         December 23, 2004

Scott Giordano, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

                     RE: netGuru, Inc. (the "Company") - Escrow Release Gross Escrow Deposit: $1,000,000
Dear Mr. Giordano:

         These instructions are given to you pursuant to a Funds Escrow Agreement among the Company, Laurus Master Fund, Ltd., and Loeb & Loeb LLP as Escrow Agent. Subject to the terms set forth below, you are instructed to disburse $1,000,000.00 of the investor's funds received by you to and on the Company's behalf as follows:

         1. $989,500 - to the Company pursuant to the following wire instructions:

                Beneficiary              netGuru, Inc.
                Beneficiary Bank         Comerica Bank, California
                Address:                 500 North State College Blvd, Suite 570
                                         Orange, CA 92868-1607
                Type of account          Main - Business checking
                Account number           1891473132
                Transit/Routing Number:  122201444
                SWIFT Code               MNBDUS33

         2. $5,000.00 to Laurus Capital Management, L.L.C. (for management fees), pursuant to the following wire instructions;

                           Northfork Bank
                           New York, NY 10022
                           ABA Number: 021-407912
                           For Credit to: Laurus Capital Management, LL.C. Account Number: 2774045278

         3. $5,000.00 to Laurus Capital Management, L.L.C. (for payment in full of all due diligence and documentation fees owing by the Company),

                           Northfork Bank
                           New York, NY 10022
                           ABA Number: 021-407912
                           For Credit to: Laurus Capital Management, LL.C. Account Number: 2774045278

         4. $500.00 to Loeb & Loeb LLP (for escrow agent fee) pursuant to the following wire instructions:

                           Bank:            Citibank, N.A.
                           ABA No:          021000089
                           Acct. No.:       02674308
                           Reference:       Laurus Escrow Arrangement


                                        Very truly yours,

                                        NETGURU, INC.


                                        By:    /S/ AMRIT K. DAS
                                           -------------------------------------


Accepted and Agreed:

Laurus Master Fund, Ltd.

By:  /S/ DAVID GRIN
   --------------------------------------

                                  NETGURU, INC.
                            22700 SAVI RANCH PARKWAY
                          YORBA LINDA, CALIFORNIA 92887

                                                             April 27, 2004

George J. Mazin, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112


                           RE:      netGuru, Inc. - Escrow Release
                                    Gross Escrow Deposit: $1,000,000

Dear Mr. Mazin:

         These instructions are given to you pursuant to a Funds Escrow Agreement among netGuru, Inc. (together, the "Company"), Laurus Master Fund, Ltd., and Dechert LLP as Escrow Agent. Subject to the terms set forth below, you are instructed to release all Company Documents and Purchaser's Documents (as defined in the Funds Escrow Agreement) and disburse or allocate $1,000,000 of the investor's funds received by you to and on the Company's behalf as follows:

         1. $989,500 - to the Company pursuant to the following wire instructions:

                Beneficiary              netGuru, Inc.
                Beneficiary Bank         Comerica Bank, California
                Address:                 500 North State College Blvd, Suite 570
                                         Orange, CA 92868-1607
                Type of account          Main - Business checking
                Account number           1891473132
                Transit/Routing Number:  122201444
                SWIFT Code               MNBDUS33


         2. $5,000 - Laurus Capital Management, L.L.C. (closing fees; pursuant to the instructions below)

                           Northfork Bank
                           New York, NY 10022
                           ABA Number: 021-407912
                           For Credit to: Laurus Capital Management, LL.C. Account Number: 2774045278

         4. $5,000 - Laurus Capital Management, L.L.C. (reimbursement of legal fees and due diligence expenses; pursuant to the instructions below)


                           Northfork Bank
                           New York, NY 10022
                           ABA Number: 021-407912
                           For Credit to: Laurus Capital Management, LL.C. Account Number: 2774045278


         5. $500 - Dechert LLP (escrow agent fee)


         The Closing Date will be deemed to be the date instructions are given by you to your bank to wire transfer $989,500 to the Company's account described above.


                                            Very truly yours,

                                            NETGURU, INC.


                                            By:
                                               ---------------------------------


Accepted and Agreed:

Laurus Master Fund, Ltd.


By:
   --------------------------------------

                                       2